NEWS RELEASE	ELD No. 15-01
TSX: ELD NYSE: EGO	January 20, 2015

Eldorado Achieves Record Annual Production
with All-In-Sustaining-Costs of $780/oz

VANCOUVER, BC – Eldorado Gold Corporation, (“Eldorado” or “the Company”) is pleased to report the Company’s 2014 operating results and preliminary cash costs, and to provide production and cash cost guidance for 2015.

Highlights

▪	Record gold production of 789,224 ounces (including Olympias production from tailings retreatment), in-line with original 2014 guidance of 730,000-800,000 ounces of gold.
▪	2014 all-in sustaining cash costs averaged $780 per ounce; cash operating costs averaged $500 per ounce.
▪	Significant advancement of construction at Skouries: completion of the mill foundations; installation of the SAG and ball mills; and construction of the tailings dam began during the fourth quarter.
▪	Closed the year with total liquidity of approximately $875 million, including $500 million in cash, cash equivalents and term deposits, and $375 million in lines of credit.
▪	2015 forecast gold production estimated to be 640,000-700,000 ounces of gold at an average cash cost ranging between $570-615 per ounce, and an all-in sustaining cash cost between $960-995 per ounce.
▪	An eligible dividend of CDN $0.01 per common share will be paid on February 16, 2015.

“The Company delivered another solid year with all of our mines either meeting or exceeding the original 2014 guidance. Costs were kept within the lower quartile of the industry average, crucial when we are faced with a period when metal prices remain depressed across the board.” said Paul Wright, Chief Executive Officer of Eldorado.

“We are driving our development projects forward and I would like to highlight the significant progress made during 2014 at Skouries. The mill foundations and the installation of the SAG and regrind mills were completed and installation of the ball mill will be completed in the second quarter. We look forward to advancing Skouries throughout 2015, along with commencing construction on the Olympias Phase II Project. These are two mines of exceptional quality, which will add significantly to Eldorado’s growth profile in 2017. Progress also continues to be made in resolving the outstanding permit approvals at our Eastern Dragon project where the Company plans on commencing operations prior to year-end 2015.”

Eldorado’s year-end financial statements are scheduled to be released on February 19, 2015. The final calculation of capital and operating costs has not yet been completed, but all-in sustaining costs for the fourth quarter and 2014 are expected to be approximately $764 and $780 per ounce of gold, respectively. Cash costs for the year averaged approximately $500 and $505 for the fourth quarter 2014.

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2014 Operating Results

	2014 Q4	2014
Realized Gold Price ($/oz)	1,199	1,266
Gold Sold (oz)	203,952	774,522
Gold Produced (oz) [1]	199,572	789,224
Cash Cost ($/oz)	505	500

Kisladag
Gold Sold (oz)	89,410	311,451
Gold Produced (oz)	89,148	311,233
Tonnes to Pad	4,687,620	15,501,790
Grade (g/t)	0.96	1.01
Cash cost ($/oz)	464	443
Jinfeng
Gold Sold (oz)	42,177	168,432
Gold Produced (oz)	42,219	168,503
Tonnes Milled	380,818	1,470,824
Grade (g/t)	3.92	3.99
Cash cost ($/oz)	531	575

Tanjianshan
Gold Sold (oz)	28,058	107,614
Gold Produced (oz)	28,058	107,614
Tonnes Milled	221,741	1,045,440
Grade (g/t)	4.73	3.70
Cash cost ($/oz)	359	389

White Mountain
Gold Sold (oz)	19,705	85,308
Gold Produced (oz)	19,705	85,308
Tonnes Milled	217,859	850,782
Grade (g/t)	3.45	3.47
Cash cost ($/oz)	638	617

Efemcukuru
Gold Sold (oz)	24,602	101,717
Gold Produced (oz)	19,988	98,829
Tonnes Milled	112,703	436,852
Grade (g/t)	7.77	8.34
Cash cost ($/oz)	674	573

Olympias
Gold Sold (oz)	-	-
Gold Produced (oz) [2]	454	17,737
Tonnes Milled	175,244	625,345
Grade (g/t) Cash cost ($/oz)	2.27 n/a	2.70 n/a

[1] Includes Olympias tailings retreatment
2 All tailings retreatment

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2014 Operating Results (Continued)

2014 Q4

Stratoni (Lead/Zinc Concentrate)
Tonnes Sold (oz)	12,129
Tonnes Produced (oz)	50,634
Cash cost ($/t)	821
Vila Nova (Iron Ore)
Tonnes Sold (oz)	84,652
Tonnes Produced (oz)	175,763
Cash cost ($/t)	34

Throughout this press release we use cash operating cost per ounce, all-in sustaining cost per ounce, gross profit from gold mining operations, adjusted net earnings and cash flow from operating activities before changes in non-cash working capital as additional measures of Company performance. These are non IFRS measures. Please see page 11 of the Third Quarter MD&A for an explanation and discussion of these non IFRS measures. All dollar amounts are stated in US $ unless stated otherwise.

2015 Guidance

Mine	2015 Production (Au oz)	Cash Costs ($/oz)	Sustaining Capital Expenditure ($ M)
Kisladag	230,000-245,000	600-650	70
Efemcukuru	90,000-100,000	550-600	25
Jinfeng	135,000-145,000	660-700	30
Tanjianshan	90,000-100,000	475-500	20
White Mountain	70,000-75,000	650-690	20
Olympias	20,000-25,000 [1]	N/A	0
Eastern Dragon	5,000-10,000	100-125	0
Total	640,000-700,000 [2]	570-615	165

[1] All tailings retreatment
2 Includes Olympias tailings retreatment

Principal assumptions used in the preparation of guidance for 2015 include:

Gold Price $1,200/oz	CAD vs USD 1.10
Silver Price $20/oz	RMB vs USD 6.00
Lead Price $2,300/tonne	REAL vs USD 2.45
Zinc Price $2,400/tonne	USD vs EUR 1.20
TRL vs USD 2.40

Turkey

In 2015, Kisladag is expected to place 17.5 million tonnes of ore on the leach pad at a grade of 0.70 grams per tonne gold, including 4.6 million tonnes of run of mine (ROM) ore. The increase in costs are mainly grade related due to ore being mined from a lower grade portion of a new pit phase. Sustaining capital expenditures for the year are estimated to be $70 million, mainly on capitalized waste stripping and construction projects. The Company has decided to defer the completion of the Phase Four expansion as a result of prioritizing capital allocation in a period of weaker gold prices. This decision will result in a smaller open pit and subsequent reduction in reserves.

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Efemcukuru is expected to mine and process 450,000 tonnes of ore at a grade of 7.69 grams per tonne gold. Sustaining capital expenditures for 2015 are estimated to be approximately $25 million, spent primarily on underground mine development, equipment to mine narrower veins, equipment rebuilds and tailings dam construction.

Greece

During 2015, Stratoni is expected to process 190,000 tonnes of ore at grades of 6.6% lead, 9.3% zinc and 184 grams per tonne silver. Sustaining capital costs for the year are expected to total $6 million, which includes underground equipment rebuilds and replacement, environmental infrastructure and exploration.

Development work at Skouries is planned to continue through 2015. Approximately $200 million in development capital has been budgeted for the year’s development plans, which includes advancing the plant construction, continuing with construction of the tailings dam and the exploratory drift for delineation and exploration drilling underground. Construction at Skouries is expected to be completed in late 2016.

Olympias Phase I tailings re-processing will continue during 2015 and an additional 20,000 ounces of gold are expected to be recovered. Capital spending in 2015 is planned for $110 million. This includes continuing the Stratoni-Olympias access decline, underground mine development, another phase of construction on the Kokkanolikas tailings dam, and Phase II plant construction. Commissioning of the plant is expected in mid-2016. A total of 350,000-400,000 tonnes per year of ore will be treated during Phase II to recover three products consisting of lead/silver concentrate, zinc concentrate and a gold concentrate. These products will go to market as per our current arrangements for both Stratoni and Olympias concentrates.

China

At White Mountain, the Company expects to process 830,000 tonnes of ore at a grade of 3.28 grams per tonne gold. Sustaining capital costs will be approximately $20 million in 2015. This includes underground mine development, tailings dam lift and some underground equipment rebuilds.

Jinfeng will process 1.3 million tonnes of ore at a grade of 3.95 grams per tonne gold. The ore will be primarily sourced from the underground operations, with the open pit operations being completed early in 2015. Sustaining capital costs for 2015 are estimated at $30 million. Major capital items include underground development, underground equipment rebuilds and a new ventilation shaft.

At Tanjianshan, the Company expects to process 1.1 million tonnes of ore at a grade of 3.36 grams per tonne in 2015. Sustaining capital spending is budgeted at $20 million in 2015. This will be spent on capitalised waste stripping, underground development at Qinlongtan and tailings dam expansion.

Finally, at Eastern Dragon, the Company plans to spend approximately $35 million in development capital over the summer months of 2015 to complete the construction of the waste dump, tailings facility and pre-stripping works. The Company expects to process 22,000 tonnes of ore at a grade of 14.75 grams per tonne gold. Initial 2015 production is scheduled for late in the year, and the Company expects to produce between 5,000-10,000 ounces of gold.

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Romania

The Company’s plans for Certej are progressing on schedule. The Feasibility study that commenced during the third quarter 2014 is scheduled for completion in the second quarter of this year. For 2015, the Company expects to spend approximately $25 million at Certej, primarily on land acquisition, the feasibility study and site development costs.

Brazil

At Vila Nova, the Company has moved forward with the decision to place the iron ore mine on care and maintenance due to the depressed iron ore market price.

The Tocantinzhino project, which had been undergoing a feasibility study optimization throughout 2014, has also been placed on hold. The Company will spend $4 million in capital during 2015, primarily on permitting, engineering and general site costs.

2015 Financial Outlook

The Company’s balance sheet remains one of the strongest amongst its peers, with approximately $500 million in cash, cash equivalents and term deposits and $375 million in undrawn credit lines. Sustaining capital for gold mining operations in 2015 is estimated to be approximately $165 million, of which approximately $65 million is associated with sustaining production in years subsequent to 2015. Planned expenditures for new mining development total $345 million which includes $200 million for the continued construction of the Skouries project.

Exploration expenditures in 2015 are budgeted at $40 million, with a balanced focus on resource delineation and brownfield drilling at existing operations, testing known structures, and project generation.

Depreciation, depletion and amortization expense is expected to be approximately $260 per ounce of gold sold, subject to the Company completing its year end 2014 reserve and resource calculation.

Dividend

The Company is declaring that it will pay an eligible dividend of CDN $0.01 per common share on February 16, 2015 to the holders of the Company’s outstanding shares as of close of business on the record date of February 2, 2015.

About Eldorado Gold

Eldorado is a leading low cost gold producer with mining, development and exploration operations in Turkey, China, Greece, Romania and Brazil. The Company’s success to date is based on a low cost strategy, a highly skilled and dedicated workforce, safe and responsible operations, and long-term partnerships with the communities where it operates. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

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Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited, to statements or information with respect to the Company’s 2014 Production Results and 2015 Guidance.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information, including assumptions about the legal restrictions regarding the payment of dividends by the Company; assumptions about the price of gold; anticipated costs and expenditures; estimated production, mineral reserves and metallurgical recoveries; financial position, reserves and resources and gold production; and the ability to achieve our goals. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following: gold price volatility; risks of not meeting production and cost targets;  discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment and operating in foreign countries; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition;  loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 28, 2014

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Contact

Krista Muhr, Vice President Investor Relations

Eldorado Gold Corporation

604.601.6701 or 1.888.353.8166

kristam@eldoradogold.com